On October 16, 1996, the Board of Directors approved a
            change in the investment programs of Growth Fund (Series 12) and Science & Technology Fund (Series 14). The resolution stated:

            "RESOLVED, That the investment program of the Growth
            Fund and Science & Technology Fund be modified to increase the limit of investments in restricted securities that are considered illiquid, from 5% to 10% of the Fund's net assets."